UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tercica, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88078L 10 5

(CUSIP Number)

Willy Mathot

General Counsel

Ipsen, S.A.

42, rue du Docteur Blanche

75016 Paris,

France

+33 1 4496 1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 4, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

1	Names of Reporting Person: I.R.S. Identification Number: Ipsen, S.A. Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO and WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 16,205,985
8 Shared Voting Power: 29,636,094
9 Sole Dispositive Power: 16,205,985
10 Shared Dispositive Power: 12,527,245

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,842,079
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 65.55%
14	Type of Reporting Person (See Instructions): CO

1	Names of Reporting Person: I.R.S. Identification Number: Suraypharm S.A.S. Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): OO and WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 12,527,245
8 Shared Voting Power: 15,566,670
9 Sole Dispositive Power: 12,527,245
10 Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,093,915
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 40.17%
14	Type of Reporting Person (See Instructions): CO

1	Names of Reporting Person: I.R.S. Identification Number: Beaufour Ipsen Pharma, S.A.S. 98/0510294
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 0
8 Shared Voting Power: 3,442,651
9 Sole Dispositive Power: 0
10 Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,442,651
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 4.92%
14	Type of Reporting Person (See Instructions): CO

1	Names of Reporting Person: I.R.S. Identification Number: Tribeca Acquisition Corporation Not applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instructions): N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e):	☐
6	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power: 0
8 Shared Voting Power: 3,442,651
9 Sole Dispositive Power: 0
10 Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,442,651
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13	Percent of Class Represented by Amount in Row (11): 4.92%
14	Type of Reporting Person (See Instructions): CO

Introductory Note

This Amendment No. 4 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (Issuer Common Stock) of Tercica, Inc. (the Issuer), a Delaware corporation whose principal executive offices are located at 2000 Sierra Point Parkway, Suite 400, Brisbane, California 94005, United States of America initially filed on July 28, 2006, as amended by Amendment No. 1 thereto filed on October 19, 2006, Amendment No. 2 thereto filed on August 3, 2007 and Amendment No. 3 thereto filed on September 21, 2007 (as amended, the Statement), by the reporting persons Ipsen a société anonyme organized under the laws of France (Ipsen) and Suraypharm a société par actions simplifiée organized under the laws of France (Suraypharm), with respect to the items set forth below.

Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Statement.

Item 2.	Identity and background

Item 2 is hereby amended and supplemented by adding the following to the indicated sections:

(a)-(c)	This statement on Schedule 13D is filed by: (i) Beaufour Ipsen Pharma (the Purchaser), a société par actions simplifiée organized under the laws of France and a subsidiary of Ipsen, with its registered address at 24 rue Erlanger, 75016, Paris, France; and (ii) Tribeca Acquisition Corporation (Merger Sub), a corporation organized under the laws of the State of Delaware and a wholly-owned subsidiary of the Purchaser, with its registered address at Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, United States of America.

The principal business of the Purchaser is creating, manufacturing and marketing pharmaceutical products. Merger Sub was incorporated for the purpose of merging with and into the Issuer.

Set forth on Schedule I for both the Purchaser and Merger Sub is (i) the name of each executive officer and director, (ii) the residence or business address of each executive officer and director, (iii) the present principal occupation or employment of each executive officer and director, and (iv) the citizenship of each executive officer and director.

(d)	Neither the Purchaser nor Merger Sub nor, to the best of their knowledge, any officer or director thereof, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Purchaser nor Merger Sub nor, to the best of their knowledge, any officer or director thereof, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each executive officer and director of the Purchaser and Merger Sub is listed on Schedule 1 attached hereto.

Item 3.	Source and amount of funds or other consideration

Item 3 is hereby amended and supplemented by adding the following:

As an inducement for Purchaser and Merger Sub to enter into the Merger Agreement (as defined in Item 4 below), certain stockholders of the Issuer (each a Voting Party, and collectively, the Voting Parties) entered into certain voting agreements with the Purchaser and Merger Sub on June 4, 2008 (each a Merger Voting Agreement and together Merger Voting Agreements) in respect of Issuer Common Stock held by each of the Voting Parties (the Subject Shares). The transactions contemplated by the Merger Voting Agreements, which are the basis for this report by the Purchaser and Merger Sub, do not require any expenditure of funds.

Ipsen, Suraypharm, the Purchaser and Merger Sub (each a Reporting Person and together the Reporting Persons) act as a “group” within the meaning of Section 13(d) of the Exchange Act. As a result of the Merger Voting Agreements, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act with each Voting Party. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D.

In connection with the Merger Agreement (as defined in Item 4 below) Ipsen has also committed to exercise in full the Warrant to purchase Issuer Common Stock and to convert in full the First Convertible Note, the Second Convertible Note and the Third Convertible Note (together the Convertible Notes) into Issuer Common Stock.

In the event that the transactions contemplated by the Merger Agreement (as defined in Item 4 below) are consummated including exercise of the Warrant, the transactions shall be financed through a combination of existing internal financial resources and bank loan financing already in place.

Item 4.	Purpose of transaction

Item 4 is hereby amended and supplemented by adding the following:

The Merger Agreement

On June 4, 2008, the Purchaser and Merger Sub entered into a definitive merger agreement with the Issuer (the Merger Agreement) by which the Purchaser will acquire the remaining shares of the Issuer not owned by Ipsen and its subsidiaries at a price of $9 per share in cash, for a total purchase price of approximately $441 million, comprising $404 million in cash and $37 million to exercise the Warrant, plus fees and expenses.

Under the Merger Agreement, Merger Sub will merge with and into the Issuer (the Merger) in accordance with Delaware law, and the Issuer would then exist as a subsidiary of Ipsen. As a result of the Merger, all Issuer Common Stock (except Issuer Common Stock as to which appraisal rights are exercised under Delaware law and Issuer Common Stock held by Ipsen and Suraypharm) would be converted into the right to receive $9.00 per share of Issuer Common Stock, without interest. The Merger is subject to customary conditions including the adoption of the Merger Agreement by the holders of a majority of the outstanding Issuer Common Stock and receipt of regulatory approvals and clearances.

The description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as an exhibit to this Schedule 13D and is incorporated by reference to this Item 4.

The foregoing is a summary of the Merger Agreement and should not be construed as an offer to purchase Issuer Common Stock. Any offer relating to a merger will be made by means of a proxy statement issued by the Issuer. Stockholders of the Issuer are urged to read any such proxy statement and other relevant documents regarding the Merger filed with the SEC when they become available (including the Rule 13E-3 information referenced below) because they will contain important information. Stockholders of the Issuer will be able to receive these documents (when they become available), as well as other documents filed by Ipsen, Suraypharm, the Purchaser, Merger Sub and the Issuer, free of charge at the SEC’s website, www.sec.gov, on the Issuer’s website at www.tercica.com or at the principal office of the Issuer at 2000 Sierra Point Parkway, Suite 400, Brisbane, California, 94005, United States of America.

The Merger Voting Agreements

As an inducement to enter into the Merger Agreement the Voting Parties entered into the Merger Voting Agreements. The purpose of the Merger Voting Agreements is to facilitate consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the terms of the Merger Voting Agreements, the Voting Parties have agreed, among other things:

(i) to vote the Subject Shares that they own in favour of the Merger, including adoption of the Merger Agreement, and all actions and transactions contemplated by the Merger Agreement;

(ii) vote the Subject Shares against, among other things, any merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction (a Competing Transaction) by any person other than Ipsen or its affiliates and against any other proposal, action, transaction or agreement that would reasonably be expected to (x) materially and adversely delay, postpone, impede, affect , frustrate (y) prevent or nullify or (z) be in opposition or competition the Merger Agreement or any of the transactions contemplated by the Merger Agreement;

(iii) until the termination of the Merger Voting Agreement in accordance with its terms, not to sell, transfer, tender, assign, pledge, encumber, hypothecate or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of the Subject Shares, subject to certain exceptions set forth in the Merger Voting Agreements;

(iv) to notify the Purchaser promptly in writing of the number of additional Subject Shares acquired by the Voting Party and that such securities will automatically become subject to the Merger Voting Agreement as if they were Subject Shares on the date the Merger Voting Agreement was entered into;

(v) not to directly or indirectly, among other things, take any action that the Issuer is prohibited from taking pursuant to Section 6.2 of the Merger Agreement, which would include any action to initiate, solicit or knowingly encourage or knowingly facilitate the submission of any inquiries or making of any proposal or offers with respect to a Competing Transaction or to participate or engage in any discussions or negotiations with any person in connection with a Competing Transaction; and

(vi) not to seek appraisal or assert any rights of dissent from the Merger that the Voting Party may have under the DGCL and waive any rights of appraisal or rights to dissent from the Merger that the Voting Party may have.

The Merger Voting Agreements will terminate upon the earliest to occur of (i) the mutual consent of the Purchaser and the Voting Party, (ii) the consummation of the Merger and (iii) the date of termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the terms of the Merger Voting Agreement is qualified by reference to the full text of the form of the Merger Voting Agreement, which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

As a result of the foregoing, Ipsen, Suraypharm, the Purchaser, Merger Sub and each Voting Party may be deemed to have formed a “group” within the meaning of Section 13(d) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that Ipsen, Suraypharm, the Purchaser or Merger Sub is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. Each of Ipsen, Suraypharm, the Purchaser and Merger Sub disclaims beneficial ownership of any Issuer Common Shares that are covered by the Merger Voting Agreements.

Additional information

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions by issuers or their affiliates. Ispen expects to file the information required by Rule 13e-3 with the SEC within the next several weeks, and to provide the required information to holders of Issuer Common Stock at such time. Stockholders are urged to read such information required by Rule 13e-3 when it becomes available because it will contain important information.

If the Merger is successfully completed, the surviving corporation will be a subsidiary of Ipsen and all of the Issuer Common Stock will be held by Ipsen and certain of its subsidiaries. In addition, the Issuer Common Stock will be delisted from NASDAQ and would no longer be traded or quoted, the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the composition of the Board of Directors of the Issuer would be changed to include solely individuals designated by Ipsen.

The Reporting Persons understand that their executive officers and directors that hold Issuer Common Stock do so for investment purposes. Other than as described above, none of the Reporting Persons nor, to the best of their knowledge, any of their respective executive officers or directors, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the proposed transactions do not occur for any reason, the Reporting Persons and each of their respective executive officers and directors intend to review continuously the Issuer’s business affairs, general industry and economic conditions and the capital needs of each of the Reporting Persons. Based on such review, these entities and individuals may, from time to time, determine to increase or decrease their respective ownership, if any, of Issuer Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in securities of the Issuer

Item 5 is hereby amended and replaced by the following:

(a)-(b)	Ipsen may be deemed to beneficially own an aggregate of 45,842,079 shares of Issuer Common Stock, 15,686,884 of which are the aggregate number of shares of Issuer Common Stock that Ipsen has the right to acquire pursuant to the Convertible Notes and the Warrant and 519,101 shares of Issuer Common Stock which were purchased by Ipsen in a transaction with the Issuer described in the Form 8-K filed by the Issuer on July 31, 2007. Ipsen has the sole voting and dispositive power over these shares of Common Stock that it has a right to acquire under the Convertible Notes and the Warrant and which it acquired from the Issuer as described in the Form 8-K filed by the Issuer on July 31, 2007. Since Suraypharm is a subsidiary of Ipsen, Ipsen may also be deemed to share voting and dispositive power over the 12,527,245 shares of Issuer Common Stock owned by Suraypharm.

Of the aggregate number of shares of Issuer Common Stock reported above, Ipsen may be deemed to beneficially own and share voting power over 17,108,849 of such shares as a result of the Voting Agreements and the Merger Voting Agreements, constituting approximately 24.46% of the Issuer Common Stock as of June 2, 2008. Ipsen expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Voting Agreements or the Merger Voting Agreements

Suraypharm may be deemed to beneficially own an aggregate of 28,093,915 shares of Issuer Common Stock. These beneficially owned shares include 12,527,245 shares of Issuer Common Stock purchased at the First Closing over which Suraypharm has sole dispositive power. In addition, Suraypharm may be deemed to beneficially own and share voting power over 15,566,670 shares of Issuer Common Stock as a result of the Voting Agreements, constituting approximately 22.26% of the Issuer Common Stock as of June 2, 2008. Suraypharm expressly disclaims beneficial ownership of any shares of Issuer Common Stock that are covered by the Voting Agreements.

The Purchaser and Merger Sub may each be deemed to beneficially own an aggregate of 3,442,651 shares of Issuer Common Stock, and share the voting power over such shares as a result of the Merger Voting Agreements, constituting approximately 4.92% of the Issuer Common Stock as of June 2, 2008. The Purchaser and Merger Sub expressly disclaim beneficial ownership of any shares of Issuer Common Stock that are covered by the Merger Voting Agreements.

The Issuer informed Ipsen that, as of June 2, 2008, there were 51,644,705 issued and outstanding shares of Issuer Common Stock to which we have added for purposes of calculating the beneficial ownership percentages shares issuable upon exercise in full of the Warrant and conversion in full of the Convertible Notes, and those options over Issuer Common Stock that are covered by the Voting Agreements or the Merger Voting Agreements and subject to early exercise rights (which is an aggregate of 69,935,090 shares of Issuer Common Stock).

Accordingly, the aggregate number of shares of Issuer Common Stock beneficially owned by each of Ipsen, Suraypharm, the Purchaser and Merger Sub constitute approximately 65.55%, 40.17%, 4.92%, and 4.92% of the issued and outstanding shares of Issuer Common Stock as of June 2, 2008 respectively.

(c)	The information set forth in Item 3 is hereby incorporated by reference to this Item 5(c). Except as described herein, each Reporting Person has not effected any transaction in the shares of the Issuer during the last sixty days.

(d)	Except as described in Item 4, no Reporting Person nor, to the best of their knowledge, any of the other persons listed in Item 2 or Schedule 1, have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Issuer Common Stock or other securities of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, arrangements, understandings or relationships with respect to securities of the Issuer

Item 6 is hereby amended and replaced by the following:

Except with respect the Voting Agreements, the Purchase Agreement, the Merger Agreement and the Merger Voting Agreements mentioned above and the contracts, arrangements, understandings or relationships referred to in such agreements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to the securities of the Issuer including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Materials to be filed as exhibits

Item 7 is hereby amended by inserting in Item 7:

Number	Exhibit
2.1	Agreement and Plan of Merger, dated June 4, 2008
10.2	Form of Merger Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 9, 2008

Signed by

for and on behalf of

IPSEN S.A.

By:	/s/ Jean-Luc Bélingard
Name: Jean-Luc Bélingard
Title: Chairman & CEO

Signed by

for and on behalf of

SURAYPHARM S.A.S

By:	/s/ Jean-Luc Bélingard
Name: Jean-Luc Bélingard
Title: Chairman

Signed by

for and on behalf of

BEAUFOUR IPSEN PHARMA, S.A.S.

By:	/s/ Jean-Luc Bélingard
Name: Jean-Luc Bélingard
Title: Duly authorized

Signed by

for and on behalf of

TRIBECA ACQUISITION CORPORATION

By:	/s/ Jean-Luc Bélingard	By:	/s/ Claire Giraut
	Name: Jean-Luc Bélingard Title: Chairman		Name: Claire Giraut Title: Director

SCHEDULE 1

The principal occupation of each executive officer and director listed is with Ipsen, S.A.

BEAUFOUR IPSEN PHARMA, S.A.S.

Executive officers

Christophe Jean – Executive Vice-President and Chief Operating Officer

Citizenship: French

Etienne De Blois – General Director for French Operations

Citizenship: French

Philippe Robert-Gorsee – General Director for Eurasia Operations

Citizenship: French

Bertrand Sauvageon – General Director for Transcontinental Operations

Citizenship: French

Erwan Le Gall – Finance Director for Eurasia and Transcontinental Operations

Citizenship: French

Thibeaud Eckenschwiller – Export Director

Citizenship: French

Jean-Pierre Dubuc – Legal Director

Citizenship: French

The business address of each executive officer is 24 rue Erlanger, 75016, Paris, France

Directors

Christophe Jean – Chairman of the Board

Citizenship: French

Etienne De Blois – Director

Citizenship: French

Philippe Robert-Gorsee – Director

Citizenship: French

Bertrand Sauvageon – Director

Citizenship: French

Erwan Le Gall – Director

Citizenship: French

Thibeaud Eckenschwiller –Director

Citizenship: French

Jean-Pierre Dubuc – Legal Director

Citizenship: French

The business address of each director is 24 rue Erlanger, 75016, Paris, France

TRIBECA ACQUISITION CORPORATION

Executive officers

Jean-Luc Bélingard—Chairman of the Board

Citizenship: French

Claire Giraut—President, Treasurer

Citizenship: French

The business address of executive officer is 24 rue Erlanger, 75016, Paris, France

Board of directors

Jean-Luc Bélingard—Chairman of the Board

Citizenship: French

Claire Giraut – Director

Citizenship: French

The business address of each director is 42 rue du Docteur Blanche, 75016, Paris, France